                                                Filed by Brooks Automation, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933, and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                           Subject Company: PRI Automation, Inc.
                                                 Commission File Number: 0-24934

This filing relates to a planned merger between Brooks Automation, Inc. ("Brooks" or "Brooks Automation") and PRI Automation, Inc. ("PRI" or "PRI Automation") and Pontiac Acquisition Corp., pursuant to an Agreement and Plan of Merger, dated as of October 23, 2001 (the "Merger Agreement"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by Brooks Automation, Inc. on October 26, 2001, and is incorporated by reference into this filing.

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Brooks Automation, Inc. and PRI Automation, Inc. is filed:

                       PRESS RELEASE REGARDING THE MERGER
               OF BROOKS AUTOMATION, INC. AND PRI AUTOMATION, INC.

This filing is made to publish a press release issued on December 14, 2001.

SAFE HARBOR STATEMENT

The following discussion contains forward-looking statements related to the anticipated benefits, operational efficiencies and future financial results of the merger of Brooks Automation and PRI Automation. Brooks Automation and PRI Automation cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure necessary regulatory and shareholder review and approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements involve additional known and unknown risks and uncertainties including, without limitation, risks relating to the ability of the companies to integrate in a cost effective, timely manner without material loss of employees or customers, the companies' dependence on the cyclical semiconductor industry, the companies' dependence on relatively few customers for a significant portion of its revenues, the companies' reliance on sales to OEM customers and the lengthy sales cycles of those customers, the companies' ability to continue to successfully develop and market new products and product enhancements on a timely basis, the highly competitive nature and rapid technological change that characterize the industries in which the companies compete, the risk of securities class action litigation against PRI Automation being settled on an unfavorable basis to the combined company, and other risks and uncertainties described in the companies' reports and registration statements filed with the Securities and Exchange Commission. As a result, there can be no assurance that the combined or individual companies' future performance will not be materially different than projected. The companies also operate in an industry sector where securities' values are highly volatile and may be influenced by economic and other factors beyond the companies' control. The forward-looking statements contained herein speak only of the companies' expectations as of the date of this filing. The companies expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the companies' expectations or any change in events, conditions or circumstances on which any such statement is based.

RULE 425 STATEMENT

Brooks will file a Registration Statement on SEC Form S-4 and Brooks and PRI will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger, and Brooks and PRI will mail a Joint Proxy Statement/Prospectus to the stockholders of Brooks and PRI containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available. The Registration Statement and the Joint

Proxy Statement/Prospectus will contain important information about Brooks, PRI, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of these documents may also be obtained by contacting each of the companies' Investor Relations Departments as follows:

FOR BROOKS AUTOMATION:                   FOR PRI AUTOMATION:
Mark Chung                               Michelle Goodall Faulkner
Director of Investor Relations           Director of Corporate Communications
978-262-2459                             978-670-4270 ext. 3161
mark.chung@brooks.com                    mfaulkner@pria.com
-------------------------------          -------------------------------------

ADDITIONAL INFORMATION

         Brooks and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Brooks with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Brooks' proxy statement for its 2001 Annual Meeting of Stockholders filed with the SEC on January 24, 2001. This document is available free of charge at the SEC's website indicated above and from Brooks by contacting its Investor Relations Department as indicated above.

         PRI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of PRI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in PRI's proxy statement for its 2001 Annual Meeting of Shareholders filed with the SEC on February 20, 2001. This document is available free of charge at the SEC's website indicated above and from PRI by contacting its Investor Relations Department as indicated above.

         In addition to the foregoing, additional information filed by either company is available at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

  [BROOKS AUTOMATION LOGO]                                    15 Elizabeth Drive
                                                            Chelmsford, MA 01824
                                                        Telephone:  978-262-2400
                                                              Fax:  978-262-2500
--------------------------------------------------------------------------------


  BROOKS PENDING MERGER WITH PRI SUBJECT TO REQUEST FOR ADDITIONAL INFORMATION
      UNDER U.S. ANTITRUST LAWS; ANTICIPATED CLOSE DATE REMAINS MARCH, 2002

Chelmsford and Billerica, Massachusetts, Dec. 14, 2001 - Brooks Automation, Inc. (Nasdaq:BRKS) and PRI Automation, Inc. (Nasdaq:PRIA) jointly announced today that they have received a request for additional information (commonly known as a "second request") pertaining to the pending acquisition of PRI by Brooks. The request was received from the Antitrust Division of the Department of Justice ("DOJ"), the U.S. governmental entity responsible for antitrust review of the acquisition.

The waiting period applicable to the pending acquisition under the U.S. Hart-Scott-Rodino Antitrust Improvements Act will expire 30 days after substantial compliance with the request for additional information, unless terminated earlier by the DOJ. The companies intend to respond diligently and as quickly as possible to the second request. However, the companies cannot estimate how long it will take to achieve substantial compliance with the second request. Subject to completion of the Hart-Scott-Rodino process, and satisfaction of other customary closing conditions contained in the definitive merger agreement, including Brooks and PRI stockholder approval, the companies anticipate the acquisition will close in the first quarter of 2002, as announced previously.

BROOKS AND PRI MERGER
On October 24, 2001, the companies jointly announced a definitive agreement under which Brooks would acquire PRI. Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, PRI shareholders will receive 0.52 shares of Brooks stock for each PRI share held, representing a value of approximately $380 million, net of cash. Following completion of the transaction, the combined company will be 61% owned by Brooks shareholders and 39% owned by PRI shareholders. The transaction is expected to be accretive to Brooks' earnings in fiscal 2003, the first full fiscal year following completion, reflecting expected operational synergies of more than $20 million.

Additional information regarding the terms of the acquisition will be contained in a registration statement on Form S-4, which Brooks will file with the Securities and Exchange Commission.


                         INTELLIGENCE IN AUTOMATION(TM)

ABOUT BROOKS AUTOMATION, INC.
Brooks Automation, Inc. is the leading global supplier of integrated automation solutions for the semiconductor, data storage and flat panel display manufacturing industries. As an established market leader in hardware and software automation, Brooks continues to pioneer "Best-in-Class" technologies that outperform their competitors, from vacuum and atmospheric robots, cluster tool platforms and modules, ultra-clean mini-environments for isolating processing equipment and wafers, to factory and tool automation software and integration services. Both OEM and fab customers leverage Brooks Automation's products and environments. The Company has ISO 9001 certification, is headquartered in Chelmsford, MA and has direct operations in the United States, Canada, Europe, Japan, Korea, Malaysia, Singapore, Taiwan and China. Brooks' web-site is www.brooks.com.

ABOUT PRI AUTOMATION
PRI Automation, Inc., headquartered in Billerica, Massachusetts, is a leading global supplier of advanced factory automation systems, software, and services that optimize the productivity of semiconductor and precision electronics manufacturers, as well as OEM process tool manufacturers. PRI is the only company to provide a tightly integrated and flexible hardware and software solution that optimizes the flow of products, data, materials and resources throughout the production chain. The company has thousands of systems installed at approximately one hundred locations throughout the world. For more information visit PRI online at www.pria.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

The foregoing discussion contains forward-looking statements related to the anticipated benefits, operational efficiencies and future financial results of the merger of Brooks Automation and PRI Automation. Brooks Automation and PRI Automation cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure necessary regulatory and shareholder review and approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements involve additional known and unknown risks and uncertainties including, without limitation, risks relating to the ability of the companies to integrate in a cost effective, timely manner without material loss of employees or customers, the companies' dependence on the cyclical semiconductor industry, the companies' dependence on relatively few customers for a significant portion of its revenues, the companies' reliance on sales to OEM customers and the lengthy sales cycles of those customers, the companies' ability to continue to successfully develop and market new products and product enhancements on a timely basis, the highly competitive nature and rapid technological change that characterize the industries in which the companies compete, the risk of securities class action litigation against PRI Automation being settled on an unfavorable basis to the combined company, and other risks and uncertainties described in the companies' reports and registration statements filed with the Securities and Exchange Commission. As a result, there can be no assurance that the combined or individual companies' future performance will not be materially different than projected. The companies also operate in an industry sector where securities' values are highly volatile and may be influenced by economic and other factors beyond the companies'


                         INTELLIGENCE IN AUTOMATION(TM)
control. The forward-looking statements contained herein speak only of the companies' expectations as of the date of this press release. The companies expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the companies' expectations or any change in events, conditions or circumstances on which any such statement is based.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the transaction described in these materials, when it becomes available, because it will contain important information. Security holders may obtain a free copy of the joint proxy statement/prospectus, when it becomes available, and other related documents filed by Brooks and PRI at the SEC's Web site at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the joint proxy statement/prospectus and the other documents may also be obtained by contacting either company. Brooks, PRI and their respective officers and directors may be deemed participants in the solicitation of proxies from their respective stockholders with respect to the transaction contemplated by the merger agreement. The joint proxy statement/ prospectus will contain important information about the persons soliciting the proxies relating to the merger and their interests in the transactions. Additional information regarding PRI's directors and officers is also included in PRI's definitive proxy statement dated February 20, 2001, available free of charge from PRI and the SEC. Additional information regarding Brooks' directors and officers is also included in Brooks' definitive proxy statement dated January 24, 2001, available free of charge from Brooks and the SEC.


CONTACT:          Brooks Automation, Inc.
                  Mark Chung
                  Director of Investor Relations
                  Telephone:  (978) 262-2459
                  Fax:  (978) 262-2606
                  mark.chung@brooks.com

                  PRI Automation
                  Michelle Goodall Faulkner
                  Director of Corporate Communications
                  978-670-4270 ext. 3161
                  mfaulkner@pria.com



                                      -end-



                         INTELLIGENCE IN AUTOMATION(TM)